 Exhibit 99.1

SNDL Announces Successful Bid to Purchase Indiva

CALGARY, AB, Aug. 29, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that, in the context of proceedings pursuant to Indiva Limited's ("Indiva") filing under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and the sales and investment solicitation process, the stalking horse bid of SNDL has been chosen as the successful bid in the acquisition of the Indiva business and assets (the "Transaction"), subject to approval by the Ontario Superior Court of Justice (Commercial List)(the "Court") overseeing the CCAA proceedings.

SNDL's acquisition includes Indiva's state-of-the-art facility in London, Ontario and a portfolio of leading owned and licensed brands including Pearls by Grön, No Future, Wana, and Bhang Chocolate. The Transaction is expected to enhance SNDL's product offerings and further solidify SNDL's position in the Canadian cannabis market.

"We are thrilled by the opportunity to partner with our colleagues at Indiva to deliver high quality products and brands to consumers," said Zach George, SNDL's Chief Executive Officer. "This transaction will materially improve our market share in the edibles category and is expected to unlock value through improved capacity utilization, a reduction in aggregate corporate expenses, and the potential sale of redundant real estate holdings."

Indiva is a leading producer of cannabis edibles in Canada and produces award-winning products across a wide range of brands, with a portfolio of 7 brands and 53 listed SKUs, all manufactured in the Company's 40,000 square foot production facility on Hargrieve Road in south London, Ontario.

Indiva will seek approval for the Transaction from the Court on or about September 19, 2024. The Transaction is subject to, among other things, the Court granting an approval and vesting order and the Transaction receiving the approval of other regulatory authorities. The Transaction is anticipated to close during SNDL's fourth quarter following the receipt of all such approvals.

Advisors

McCarthy Tétrault LLP is acting as legal counsel for SNDL, Bennett Jones LLP is acting as legal counsel for the Indiva Group, and Osler Hoskin & Harcourt LLP is acting as legal counsel for the Monitor.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release include, but are not limited to, the anticipated timing for closing of the Transaction, improvements to the Company's market share, reduction in corporate expenses, potential sale of redundant real estate holdings, potential expansion plans of the Company in Canada, the Company's ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 29-AUG-24